# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iPower Inc., CIK 0001830072
CUSIP: 46265P107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 8798 9th Street, Rancho Cucamonga, California (CA), 91730
Date of event which requires filing of this statement: 02/15/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093502

## Reporting persons
- White Cherry Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,083,700; shared voting power 0; sole dispositive power 3,083,700; shared dispositive power 0; aggregate amount beneficially owned 3,083,700 (9.8% of the class)

## Item 1. Issuer
Name of issuer: iPower Inc.
Address of issuer's principal executive offices: 8798 9th Street, Rancho Cucamonga, CA 91730

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entity and person listed below, each of whom together are referred to herein as the "Reporting Persons":

(i) White Cherry Limited, British Virgin Islands company
(ii) Xinbo Du, as sole member of White Cherry Limited, is solely responsible for voting and investment decisions made by White Cherry Limited
Address of principal business office or, if none, residence: The registered address of the Reporting Persons is 2/F, Palm Grove House, P.O. box 3340 Road Town, Tortola, British Virgin Islands
Citizenship:
(i) White Cherry Limited is a British Virgin Islands exempted limited company
(ii) Xinbo Du is a citizen of the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,083,700
Percent of class: 9.8
Sole power to vote or to direct the vote: 3,083,700
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,083,700
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- White Cherry Limited: /s/ Xinbo Du, Xinbo Du, Sole Member (10/27/2025)